UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period to

Commission File Number 001-32997

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES CORPORATION 401(k)

EMPLOYEE STOCK OWNERSHIP PLAN

777 Post Oak Blvd, Suite 650

Houston, Texas 77056

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNUM HUNTER RESOURCES CORPORATION

777 Post Oak Blvd, Suite 650

Houston, Texas 77056

Report of Independent Registered Public Accounting Firm

To the Magnum Hunter Resources Corporation, Plan Sponsor, and Gary C. Evans, Plan Trustee

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Board of Directors of Magnum Hunter Resources Corporation, the Plan’s sponsor, voted on August 13, 2012, to rescind the unallocated Magnum Hunter Resources Corporation common stock from the Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hein & Associates LLP
Dallas, Texas
October 18, 2012

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011			2010
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS
Investments, at fair value:
Mutual funds	$1,303,016	$—	$1,303,016	$496,605	$—	$496,605
Self-directed brokerage	354,646	—	354,646	—	—	—
Magnum Hunter Resources Corporation common stock	—	826,287	826,287	—	1,103,760	1,103,760
Total investments at fair value	1,657,662	826,287	2,483,949	496,605	1,103,760	1,600,365

Participant contribution receivable	37,957	—	37,957	29,924	—	29,924
Employer contribution receivable	873,848	—	873,848	—	—	—
Notes receivable from participants	16,991	—	16,991	21,567	—	21,567
Total Assets	2,586,458	826,287	3,412,745	548,096	1,103,760	1,651,856

LIABILITIES
Payable to employer for shares loaned to the plan	—	826,287	826,287	—	1,103,760	1,103,760
Liability for excess contribution	—	—	—	15	—	15
Total Liabilities	—	826,287	826,287	15	1,103,760	1,103,775

Net assets available for benefits	$2,586,458	$—	$2,586,458	$548,081	$—	$548,081

See accompanying notes to the financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011
Additions to net assets
Investment income:
Interest and dividends	$27,720
Total investment income	27,720

Cash contributions:
Participants	898,542
Employer	873,848
Rollover and other	336,976
Total cash contributions	2,109,366
Total additions to net assets	2,137,086

Deductions from net assets
Net realized and unrealized losses on investments	72,787
Benefits paid to participants	25,922
Total deductions from net assets	98,709

Net increase in net assets available for benefits	2,038,377
Net assets available for benefits at beginning of year	548,081
Net assets available for benefits at end of year	$2,586,458

See accompanying notes to the financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN

Plan Description

The following description of the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information. The Plan is sponsored by Magnum Hunter Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective October 1, 2010 as a defined contribution plan covering employees of the Company who are twenty-one years of age or older and have completed of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.  The plan includes an employee stock ownership feature that is intended to allow participants to share in the growth of the Company and obtain indirect ownership interest in the Company.

Contributions

Participants may contribute up to the maximum allowable IRS plan limits of their pre-tax annual compensation, as defined by the IRS. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of compensation or a participant may make a Roth IRA deferral which is taxed differently than the pre-tax deferral.

The Company has an automatic enrollment feature under the Plan after a participant meets all eligibility requirements. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan with contributions equal to 3% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Beginning January 1, 2011, the Company began making Qualified Automatic Safe Harbor matching contribution in the amount of 100% of the first 1% and 50% of the next 5% of deferred compensation.

At the discretion of the Board of Directors, the Company may elect to contribute a discretionary matching contribution based on the amounts of salary deferrals of the participants. The Board did not elect any discretionary matching contributions in 2011.

At the discretion of the Board of Directors, the Company may also elect to contribute a discretionary contribution to the plan either as profit sharing contributions or as Employee Stock Ownership Plan (ESOP) contributions.  If the Company makes such a contribution, it will be allocated among participants based on the ratio that the compensation of each participant bears to the compensation of all participants.  The Board did not elect any discretionary profit sharing or ESOP contributions in 2011.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2011 vesting in the Company Qualified Automatic Safe Harbor Matching Contribution portion of accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years or more	100%

Vesting in the Company contribution accounts consisting of Discretionary Contributions and Discretionary Matching Contributions plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 1 years	0%
1	40%
2	60%
3	80%
4 or more	100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

Notes Receivable from Participants

Generally, participants may not borrow from their accounts or withdraw any portion of their accounts prior to severance from employment.  The Plan has notes receivable from some participants who had an account balance in a previous plan.

Benefit Payments

Participants withdrawing during the year for reasons of disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of lump sum or roll over distributions. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.

Forfeitures

All forfeitures are used to fund Plan expenses, correction of allocation errors, or to offset Company Contributions that would otherwise be made.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements, which requires additional disclosures on transfers in and out of Level I and Level II and on activity for Level III fair value measurements. The new disclosures and clarifications of existing disclosures are effective for reporting periods beginning after December 15, 2009, except for the disclosures of Level III activity, which are effective for fiscal years beginning after December 15, 2010. The Plan’s adoption of the Level I and II disclosure guidance, effective December 31, 2010, did not have a material impact on the reported net assets or changes in net assets. The adoption of the Level III disclosure guidance on December 31, 2011 did not have a material impact on the reported net assets or changes in net assets.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds and Magnum Hunter Resources Corporation common stock. The self-directed brokerage investments are valued based on the year-end net asset value of the underlying investments.  These investments are subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company.

Payment of Benefits

Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits.  At December 31, 2011 and 2010, there were no amounts allocated.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan expenses paid on behalf of the Plan by the Plan Sponsor were immaterial for the year ended 2011.

Notes Receivable From Participants

Participant loans are recorded at the unpaid principal balance plus any accrued but unpaid interest.

Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 or 2010, there are

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement.  The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress.  The 2010 tax year is open for income tax examination.

NOTE 3 — INVESTMENTS

Participants may direct their 401(k) salary deferrals and employer contributions to be invested into any of the twenty-one investment funds offered by the Plan, Magnum Hunter Resources Corporation common stock, as well as the self-directed brokerage account where monies are invested in mutual funds and investment decisions are directed by employees.

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2011
Magnum Hunter Resources Corporation common stock	$826,287
Self-directed brokerage	354,646
Invesco Van Kampen Equity and Income Fund	298,432
Invesco Cash Reserve Fund	132,848

Description	2010
Magnum Hunter Resources Corporation common stock	$1,103,760
Invesco Van Kampen Equity and Income Fund	144,729
Invesco Cash Reserve Fund	139,033

Common stock of the Company represented approximately 32% of net assets available for benefits at December 31, 2011 compared to 201% of net assets available for benefits at December 31, 2010.

During year ended December 31, 2011, the composition of the Plan’s net realized and unrealized losses on investments was $72,787 and was attributable to mutual funds.

NOTE 4 — TAX STATUS

The Plan has applied for, but has not yet received a determination letter from the Internal Revenue Service (“IRS”).  We believe the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation.

NOTE 5 — FORFEITURES

The Plan had no balance in the forfeiture account at December 31, 2011 and 2010.

NOTE 6 — TRANSACTIONS WITH PARTIES IN INTEREST

Participants have the option to invest their salary deferrals into the Company’s common stock.  Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

During 2010, Magnum Hunter loaned the Plan 153,300 shares of common stock of the Company which resulted in a payable back to Magnum Hunter of $826,287 and $1,103,760 at December 31, 2011 and 2010, respectively, which represents the fair market value of the shares on those dates.

On August 13, 2012, the Company rescinded the loan of the 153,300 Magnum Hunter common shares to the Plan and the common shares were returned to the Company.  The Company has agreed that 153,300 shares of the Company’s common stock will either be (i) offered for sale to the participants in the Plan at a price not to exceed the

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

lesser of $3.94 per share or the fair market value of the shares on the date of the sale, or (ii) contributed to the Plan as one or more discretionary matching contributions.  Such sale or contribution shall be made at such time or times as determined by the Trustee of the Plan, except to the extent that the Corporation elects prior to that time to contribute all or a part of such shares as a discretionary matching contribution.

NOTE 7 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

NOTE 8 — FAIR VALUE MEASUREMENTS

In accordance with Generally Accepted Accounting Principles in the United States of America, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. The following tables present the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2011 Using
		Quoted Prices in
		Active Markets for	Significant	Significant
	Value as of	Identical Assets	Observable Inputs	Unobservable
	December 31, 2011	(Level 1)	(Level 2)	Inputs (Level 3)
Mutual funds	$1,303,016	$1,303,016	$—	$—
Self-directed brokerage	354,646	354,646	—	—
Magnum Hunter Resources Corporation common stock	826,287	826,287	—	—
Total investment at fair value	$2,483,949	$2,483,949	$—	$—

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Notes to Financial Statements

		Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in
		Active Markets for	Significant	Significant
	Value as of	Identical Assets	Observable Inputs	Unobservable
	December 31, 2010	(Level 1)	(Level 2)	Inputs (Level 3)
Mutual funds	$496,605	$496,605	$—	$—
Magnum Hunter Resources Corporation common stock	1,103,760	1,103,760	—	—
Total investment at fair value	$1,600,365	$1,600,365	$—	$—

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using December 31, 2011 net asset values of the shares held by the Plan at year-end. Magnum Hunter Resources Corporation common stock is exchange traded and measured at fair value with a market approach using the December 31, 2011 closing price. Self-directed brokerage is measured at fair value using December 31, 2011 net asset values of the mutual fund shares held by the Plan at year-end.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identify of Issue, Borrower or, Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost Value	Current Value
*	Magnum Hunter Resources Corporation	Common Stock	**	826,287
	Invesco	Aim European Growth Fund - R	**	58,712
	Allianz	NFJ Dividend Value - R	**	89,291
	American Funds	2015 Target Date Retirement Fund R-1	**	35,321
	American Funds	2020 Target Date Retirement Fund R-1	**	63,048
	American Funds	2025 Target Date Retirement Fund R-1	**	49,738
	American Funds	2030 Target Date Retirement Fund R-1	**	19,464
	American Funds	2035 Target Date Retirement Fund R-1	**	12,783
	American Funds	2040 Target Date Retirement Fund R-1	**	23,019
	American Funds	2045 Target Date Retirement Fund R-1	**	52,055
	American Funds	2050 Target Date Retirement Fund R-1	**	58
	Blackrock	Pacific R Fund	**	124,578
	Calamos	Calamos Growth and Income Fund A	**	29
	Delaware Investments	Delaware Core Plus Bond Fund R	**	63,104
	Federated	Federated Kaufmann Large Cap Fund R	**	124,818
	Goldman Sachs	Goldman Sachs Small/Mid Cap Growth R Fund	**	55,978
	Invesco	Invesco Cash Reserve Fund	**	132,848
	Invesco	Invesco Van Kampen Equity and Income Fund	**	298,432
	Munder	Munder Index 500 Fund R	**	15
	Pimco	Pimco Global Advantage Strategy BD R	**	14
	Royce	Royce Premier Fund R	**	15
	Victory	Victory Small Company Opportunity R	**	99,696
	Self-directed brokerage	Various investments in mutual funds	**	354,646
*	Participant loans	Various interest rates and maturity dates	**	16,991
				2,500,940

*	A party-in-interest as defined by ERISA
**	Cost not necessary due to participant-directed investments in mutual funds and common stock

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee appointed by the Board of Directors of Magnum Hunter Resources Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2012	MAGNUM HUNTER RESOURCES
CORPORATION 401(k) EMPLOYEE STOCK
OWNERSHIP PLAN

	By:	/s/ Gary C. Evans
Gary C. Evans, Trustee

Exhibit Index

NUMBER	Exhibit

23*	Consent of independent registered public accounting firm

*              included herewith